Exhibit 12

Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of US dollars, except ratio amounts)
(unaudited)

	Year ended December 31,

	2001	2000	1999	1998	1997

Canadian GAAP
Net income	$121.2	$198.0	$(412.0)	$261.0	$297.1
Income taxes	68.2	67.2	7.5	117.5	69.1
Interest on debt	80.3	61.6	51.5	63.8	81.4
Estimate of interest in operating leases	19.6	36.8	35.7	34.9	29.6

Total earnings	$289.3	$363.6	$(317.3)	$477.2	$477.2

Total Fixed Charges	$99.9	$98.4	$87.2	$98.7	$111.0

Ratio of Earnings to Fixed Charges	2.90	3.70	(3.64)	4.83	4.30

Earnings Deficiency	$—	$—	$404.5	$—	$—

U.S. GAAP
Net income	$94.6	$197.8	$(582.6)	$261.0	$285.8
Income taxes	53.8	66.9	(44.4)	117.5	80.4
Interest on debt	80.3	61.6	51.5	63.8	81.4
Estimate of interest in operating leases	19.6	36.8	35.7	34.9	29.6

Total earnings	$248.3	$363.1	$(539.8)	$477.2	$477.2

Total Fixed Charges	$99.9	$98.4	$87.2	$98.7	$111.0

Ratio of Earnings to Fixed Charges	2.49	3.69	(6.19)	4.83	4.30

Earnings Deficiency	$—	$—	$627.0	$—	$—